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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                                STERLING BANCORP
         --------------------------------------------------------------
                                (Name of Issuer)

                          Common Shares, $1 par value
         --------------------------------------------------------------
                         (Title of Class of Securities)

                                   859158107
         --------------------------------------------------------------
                                 (CUSIP Number)

         Check the following box if a fee is being paid with this statement. [ ] (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

         The remainder of this cover shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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         CUSIP NO. 859158 10 7
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1)       Name of Reporting Person
         S.S. or I.R.S. Identification Nos. of Above Person

         STERLING NATIONAL BANK & TRUST COMPANY OF NEW YORK
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2)       Check the Appropriate box if a Member of a Group*
                                                                     (a)     [ ]
                                                                     (b)     [ ]

Sterling National Bank & Trust Company of New York and Lawrence Newman are co-executors of the Last Will and Testament of Theodore H. Silbert dated
June 12, 1991 and the Codicil thereto dated March 27, 1992 and the trustees of the Trusts created therein.

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3)       SEC Use Only

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4)       Citizenship or Place of Organization:    NEW YORK

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
Number of Shares                         (5) Sole Voting Power           102,600

                                         ---------------------------------------
Beneficially Owned by                    (6) Shared Voting Power         404,398

                                         ---------------------------------------
Each Reporting Person With               (7) Sole Dispositive Power      102,600

                                         ---------------------------------------
                                         (8) Shared Dispositive Power    404,398

                                         =======================================

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9)       Aggregate Amount Beneficially Owned by Each Reporting Person    506,998

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10)      Check if the Aggregate Amount in Row (9) Excludes Certain Shares*

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11)      Percent of Class Represented by Amount in Row 9         11.7%

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12)      Type of Reporting Person            BK



                                  Page 2 of 5
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                                 SCHEDULE 13-G

Item 1 (a)     Name of Issuer:
               Sterling Bancorp,
               a New York Corporation

       (b)     Address of Issuer's Principal Executive Offices:
               540 Madison Avenue
               New York, New York 10022-3299

Item 2 (a)     Name of Person Filing:
               Sterling National Bank & Trust Company of New York

       (b)     Address of Principal Business Office:
               540 Madison Avenue
               New York, New York 10022-3299

       (c)     Citizenship:
               a New York corporation

       (d)     Title of Class of Securities
               Common Shares, $1 par value

       (e)     CUSIP Number: 85158107

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:

               (a) [ ] Broker or Dealer registered under Section 15 of the Act
               (b) [X] Bank as defined in section 3(a)(6) of the Act
               (c) [ ] Insurance Company as defined in section 3(a)(19) of the
                       Act
               (d) [ ] Investment company registered under section 8 of the
                       Investment Company Act
               (e) [ ] Investment Adviser registered under section 203 of the
                       Investment Advisers Act of 1940
               (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see section 240.13d-1(b)(1)(ii)(F)
               (g) [ ] Parent Holding Company, in accordance with section
                       240-13d-1(b)(ii)(G) (note: See Item 7)
               (h) [ ] Group, in accordance with section 240-13d-1(b)(1)(ii)(H)


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Item 4.   Ownership

          See cover page items 5, 6, 7, 8, 9 and 11, the responses to which are incorporated herein by this reference.

Item 5.   Ownership of Five Percent or Less of a Class

          Not applicable.

Item 6    Ownership of More than Five Percent on Behalf of Another Person

          The beneficial ownership as to 404,398 of the shares reported herein as beneficially owned has been acquired as a result of the power assigned to the Sterling National Bank & Trust Company of New York, as Co-Executor and Co-Trustee of Theodore H. Silbert's last Will and Testament dated June 12, 1991 and the Codicil thereto dated May 27, 1992 (together the "Silbert Will"). The Co-Executor and Co-Trustee is Lawrence Newman.

          The Silbert Will expressly authorizes and empowers the executors and trustees to continue to hold any shares of common stock or debentures of Sterling Bancorp ("Sterling") which shall have been owned by Mr. Silbert at the time of his death, and to continue to carry on the business of Sterling. The Silbert Will specifically authorizes the executors and trustees to purchase and retain additional shares of stock of any class or classes, and bonds of Sterling and to accept or retain any shares of stock issued by Sterling as a stock dividend. The Silbert Will further provides that no one having an interest thereto shall have the right to question the manner in which the securities are voted by the executors or trustees.

          The Silbert Will provides for the creation of separate trusts and grants the trustees discretionary power to pay the principal to the beneficiary. However, the Silbert Will provides that no discretionary payment of principal shall consist of shares of Sterling stock or debentures.

          The Silbert Will also provides that all shares of Sterling stock or debentures which would have been distributed outright, after giving effect to the Silbert Will, shall instead be held the trustees in separate trusts for the benefit of the persons who would have been entitled to receive such stock (the "beneficiary"). One of the purposes of such trusts, expressed in the Silbert Will, is to pay the principal to the beneficiary upon the first to occur of (i) the tenth anniversary of Mr. Silbert's death, (ii) the sale of the stock or debentures of Sterling, with the consent of Mr. Louis J. Cappelli, if he is then able to act, and (iii) the death of the beneficiary of the trust.

          Beneficial ownership as to the balance of shares reported herein as beneficially


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          owned has been acquired as a result of Sterling National Bank & Trust
          Company of New York serving as trustee of the Sterling
          Bancorp/Sterling National Bank & Trust Company of New York Employees Retirement Plan.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not applicable.

Item 8.   Identification and Classification of Members of the Group

          Not applicable.

Item 9.   Notice of Dissolution of Group

          Not applicable.

Item 10.  Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purposes of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    February 9, 1994
                                    ------------------------
                                              Date


                                    STERLING NATIONAL BANK &
                                    TRUST COMPANY OF NEW YORK


                                    BY: /s/ Jerrold Gilbert
                                        --------------------
                                    Jerrold Gilbert, Executive Vice President


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